MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2012

May 9, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc. as at and for the three months ended March 31, 2012 and 2011, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2011. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2012 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2012

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.
Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began 2012 with a clinical program consisting of 12 clinical trials which includes three randomized trials. We fund four of these trials and third parties sponsor the other eight. During the first quarter of 2012, we expanded our clinical program to include our fourth randomized trial through a research sponsorship agreement with the National Cancer Institute of Canada ("NCIC"). We exited the first quarter of 2012 with 13 clinical trials of which nine of these trials are sponsored by third parties.

Clinical Trial - Randomized Phase III Head and Neck Pivotal Trial

During the first quarter of 2012, we continued to initiate clinical sites and enroll patients in our global randomized Phase III head and neck pivotal trial. By the end of the first quarter of 2012 we were enrolling patients in more than 80 centres in 12 countries in North America and Europe. On April 2, 2012, we announced that we had completed patient enrollment in stage 1 of this trial and commenced enrollment in stage 2.

Clinical Trial - Third Party Clinical Trials

During the first quarter of 2012, we expanded our clinical program to include our fourth randomized clinical trial, a Phase II study of REOLYSIN in patients with recurrent or metastatic castration resistant prostate cancer. This clinical trial is being sponsored by the NCIC Clinical Trials Group at Queen's University in Kingston, Ontario and represents our ninth third party sponsored clinical trial ("Third Party Trials"). The study will be an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with docetaxel versus docetaxel alone. Approximately 40 evaluable patients will be enrolled in each arm.

Third Party Trials continue to allow us to expand our clinical program to include additional cancer indications (prostate, pancreatic, ovarian, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our global randomized Phase III head and neck trial, our non-small cell lung cancer trial and complete our other clinical trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics.

Manufacturing and Process Development

During the first quarter of 2012, we completed one 100-litre cGMP production run as part of our commercial supply agreement with SAFC, a Division of Sigma-Aldrich Corporation. Under the terms of this agreement, SAFC will perform process validation of the product, continue to supply clinical requirements and supply commercial material upon approval of the product. As well, throughout the first quarter of 2012, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.
Intellectual Property

At the end of the first quarter of 2012, we had been issued over 320 patents including 46 U.S. and 13 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Collaborative Program
Abstracts Presented

The following abstracts were presented at the American Association for Cancer Research Annual meeting in Chicago, IL, between March 31, 2012 to April 4, 2012.

Abstract Title	Description/Conclusion
Reovirus (REOLYSIN) as a potential therapy for malignant peripheral nerve sheath tumors
The poster covered preclinical work in malignant peripheral nerve sheath tumors (MPNST), a rare form of soft tissue sarcoma. The results showed that MPNST-derived cell lines including sporadic MPNST without active Ras were efficiently transduced, promoted virus replication and were killed by the oncolytic reovirus.

REOLYSIN: A novel reovirus-based agent that induces endoplasmic reticular stress in RAS-activated pancreatic cancer
The poster covered preclinical work done to better understand the mechanisms associated with the synergies in this co-treatment approach. The results demonstrate that the abnormal protein accumulation induced by REOLYSIN and bortezomib promotes heightened ER stress and apoptosis in pancreatic cancer cells.

Oncolytic reovirus synergizes with bortezomib and dexamethasone in overcoming therapy resistance of multiple myeloma
The poster covered preclinical work done in therapy resistant multiple myeloma (MM) cell lines. The investigators noted that highly synergistic cytotoxicity was observed with reovirus and bortezomib in both reovirus and drug resistant cell lines OPM2 and KMS-11 at all drug combination ratios. Dexamethasone and reovirus treatment induced synergy in OPM2 cells.

Serum regulates reovirus-mediated cytopathy in K-Ras activated colorectal cancer and intestinal epithelial cell lines
The poster covered the use of isogenic human-derived colorectal cancer cell lines that differ only by the presence of mutantKras and normal rat intestinal epithelial cells (IEC) with inducible Kras to evaluate whether the presence of oncogenic Kras alters the sensitivity of colon cancer cells to reovirus. The investigators demonstrated that the activity of reovirus was observed in all cell lines studied. Reduction in cell variability was greater inKras-mutant HCT116 compared to WT Hke3 cells. Consistently, induction of Kras in IEC cells increased the potency of reovirus.

Financing Activity

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout the first quarter of 2012, we received cash proceeds of $0.5 million with respect to the exercise of 147,166 stock options.

Financial Impact

We estimated at the beginning of 2012 that our cash requirements to fund our operations would be approximately $40 million. Our cash usage for the first quarter of 2012 was $8,501,076 from operating activities and $31,932 for the acquisition of property and equipment. Our net loss for the year was $8,458,528.

Cash Resources

We exited the first quarter of 2012 with cash and short-term investments totaling $46,591,306 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2012

Our planned development activity for REOLYSIN for the remainder of 2012 is made up of clinical, manufacturing, and intellectual property programs. After completing stage 1 of our global randomized Phase III head and neck clinical trial, we plan on completing stage 2. As well, we expect enrollment to progress in our other clinical trials throughout 2012 completing enrollment in our U.S.

phase II non-small cell lung cancer and our U.S. phase I colorectal cancer trials. Finally, we expect the number of our Third Party Trials to continue to increase to include additional cancer indications and we plan to support these Third Party Trials.

Our 2012 manufacturing program includes additional 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan on progressing through our process validation master plan and related conformity testing in 2012. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We still estimate that the cash requirements to fund our operations for 2012 will be approximately $40,000,000 (see “Liquidity and Capital Resources”).

Recent REOLYSIN Development

On May 3, 2012, we announced that we entered into an agreement with the NCIC Clinical Trials Group (CTG) at Queen's University in Kingston, Ontario. CTG will sponsor and conduct a randomized Phase II study of REOLYSIN® in patients with advanced or metastatic colorectal cancer.

The study will be an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with FOLFOX-6 plus bevacizumab (Avastin) versus FOLFOX-6 plus bevacizumab alone. Approximately 50 response evaluable patients will be enrolled in each arm, after a six to nine patient safety run.
Results of Operations

Net loss for the three month period ending March 31, 2012 was $8,458,528 compared to $4,007,996 for the three month period ending March 31, 2011.

Research and Development Expenses (“R&D”)

	2012 $	2011 $
Clinical trial expenses	4,229,666	1,040,507
Manufacturing and related process development expenses	1,859,801	608,744
Intellectual property expenditures	160,585	213,803
Research collaboration expenses	30,565	71,526
Other R&D expenses	1,245,378	858,533
Foreign exchange loss	(45,889)	175,625
Share based payments	10,438	2,873
Research and development expenses	7,490,544	2,971,611

Clinical Trial Program

	2012 $	2011 $
Direct patient expenses	3,846,568	697,827
Phase III start up expenses	383,098	342,680
Clinical trial expenses	4,229,666	1,040,507

During the first quarter of 2012, our clinical trial expenses increased to $4,229,666 compared to $1,040,507 for the first quarter of 2011. In the first quarter of 2012, we incurred direct patient costs associated with the completion of stage 1 of our global randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring. As well, we continued to incur Phase III start up costs as we increased the number of enrolling clinical centres to over 80.

In the first quarter of 2011, we incurred direct patient expenses related to the five clinical trials that we were sponsoring in addition to Phase III start up costs.

We expect our clinical trial expenses to increase in 2012 compared to 2011. We still expect to complete enrollment in stage 2 of our global randomized phase III pivotal trial. As well, we expect enrollment to progress in our other clinical trials throughout 2012 completing enrollment in our U.S. phase II non-small cell lung cancer and our U.S. phase I colorectal cancer trials. Also in 2012, we expect the number of our Third Party Trials to continue to increase to include additional cancer indications and we plan to support these Third Party Trials.

Manufacturing & Related Process Development (“M&P”)

	2012 $	2011 $
Product manufacturing expenses	1,241,068	156,099
Process development expenses	618,733	452,645
Manufacturing and related process development expenses	1,859,801	608,744

Our M&P expenses for the first quarter of 2012 were $1,859,801 compared to $608,744 for the first quarter of 2011. During the first quarter of 2012, we completed our first 100-litre cGMP production run for 2012. During the first quarter of 2011, we completed the fill and packaging of the 100-litre cGMP production runs from 2010.

Our process development expenses for the first quarter of 2012 were $618,733 compared to $452,645 for the first quarter of 2011. During the first quarter of 2012, we continued to focus on our process validation master plan which included optimization and validation studies. In the first quarter of 2011, we had not yet established our process validation master plan.

We still expect our M&P expenses for 2012 to increase compared to 2011. We expect to complete additional 100-litre cGMP production runs including fill and finish activities in 2012. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2012 $	2011 $
Intellectual property expenses	160,585	213,803

Our intellectual property expenses for the first quarter of 2012 were $160,585 compared to $213,803 for the first quarter of 2011. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of 2011, we had been issued over 320 patents including 46 U.S. and 13 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2012 compared to 2011.

Research Collaborations

	2012 $	2011 $
Research collaborations	30,565	71,526

Our research collaboration expenses for the first quarter of 2012 were $30,565 compared to $71,526 for the first quarter of 2011. Our research collaboration activities in 2012 and 2011 focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2012 will remain consistent with 2011. We expect to complete our ongoing collaborative program carried over from 2011 and will continue to be selective in the types of new collaborations we enter into in 2012.

Other Research and Development Expenses

	2012 $	2011 $
R&D consulting fees	93,892	136,912
R&D salaries and benefits	962,738	691,099
Other R&D expenses	188,748	30,522
Other research and development expenses	1,245,378	858,533

Our Other Research and Development expenses for the first quarter of 2012 were $1,245,378 compared to $858,533 for the first quarter of 2011. Throughout 2011, we increased the number of employees in an effort to support our global randomized Phase III head and neck trial. As a result, our R&D salaries increased during the first quarter of 2012 compared to the first quarter of 2011.

We expect that our Other R&D expenses in 2012 will increase compared to 2011 reflecting a full year of our expanded employee and consultant groups.

Operating Expenses

	2012 $	2011 $
Public company related expenses	690,925	815,848
Office expenses	365,650	293,888
Amortization of property and equipment	28,061	17,275
Share based payments	3,415	—
Operating expenses	1,088,051	1,127,011

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In the first quarter of 2012, our professional fees associated with legal and financial advisory services decreased compared to the first quarter of 2011. As well, certain costs associated with our Annual General Meeting ("AGM") have been deferred to the second quarter of 2012 as a result of our AGM being held in June rather than May.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the first quarter of 2012, we incurred office expenses of $365,650 compared to $293,888 during the first quarter of 2011. In 2012, our office expenses increased compared to 2011 in an effort to support our expanding research and development programs.

We still expect our operating expenses to increase in 2012 compared to 2011.

Commitments

As at March 31, 2012, we are committed to payments totaling $5,900,000 during the remainder of 2012 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2012	2011			2010
(unaudited)	March	Dec.	Sept	June	March	Dec.	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net loss(1), (3)	8,459	11,677	6,232	7,164	3,971	9,613	6,524	3,984
Basic and diluted loss per common share(1), (3)	$0.11	$0.16	$0.09	$0.1	$0.06	$0.15	$0.11	$0.06
Total assets(4)	47,372	36,025	43,053	49,690	54,945	44,432	21,137	26,569
Total cash(2), (4)	46,591	34,856	42,173	48,570	53,521	42,906	19,708	24,885
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
Included in net loss and net loss per share between March 2012 and April 2010 are warrant revaluation charges of $nil, $nil, $nil, $nil, ($36,000), $2,169,510, $2,522,490, and ($391,540), respectively.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)
Included in net loss and loss per common share between March 2012 and April 2010 are quarterly stock based compensation expenses of $13,853, $1,580,978, $181,183, $40,469, $2,873, $2,850,938, $397,675, and $1,399, respectively.

(4)	We issued 5,212,916 common shares for net cash proceeds of $20,258,026 in 2012 (2011 - 3,293,033 common shares for net cash proceeds of $14,824,658).

(5)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2012 Financing Activities

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connected with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout the first quarter of 2012, we received cash proceeds of $0.5 million with respect to the exercise of 147,166 stock options.
Liquidity

As at March 31, 2012, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	March 31, 2012 $	December 31, 2011 $
Cash and cash equivalents	44,622,078	32,918,751
Short-term investments	1,969,228	1,936,787
Working capital position	40,903,489	29,128,268

The increase in our cash and cash equivalent and short term investment positions reflects cash inflows from our financing activities during the first quarter of 2012 of $20.3 million which was offset by cash usage from our operating activities of $8.5 million.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital primarily via public and private offerings.

As a result of our financing activities in 2012, we have raised $20.3 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the expected cash usage from our operations in 2012 will be $40 million.

Despite the anticipated increase in our cash requirements compared to 2011, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2013. Factors that will affect our anticipated cash usage in 2012 and into 2013, and for which additional funding might be required include, but are not limited to, expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the costs required for the preparation of the application for product approval, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

For the first quarter of 2012, we were able to raise funds through a bought deal financing and the exercise of existing options. We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we renewed our base shelf prospectus on June 10, 2010 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We have been able to take advantage of our renewed base shelf. During the first quarter of 2012, we raised over $20 million under our base shelf (prior to 2012 - $41.7 million). Our renewed base shelf expires in July 2012 and our present intention would be to renew it prior to its expiry.
Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of March 31, 2012, we had $1.9 million invested under this policy, currently earning interest at an effective rate of 1.68%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at March 31, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K and the European

Union and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2012 by approximately $30,664. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2012 by approximately $21,847. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2012 by approximately $103,280.
We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at March 31, 2012 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	7,362,013	93,861	756,565
Accounts payable	(4,744,594)	(85,640)	(151,778)
	2,617,419	8,221	604,787
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.
Other MD&A Requirements

We have 76,532,751 common shares outstanding at May 9, 2012. If all of our warrants (2,474,055) and options (5,388,911) were exercised we would have 84,395,717 common shares outstanding.

Our 2011 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2012 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.